ATTORNEYS

January 20, 2011

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attention:  Larry Spirgel, Assistant Director

Re:	Ohr Pharmaceutical, Inc.
Item 4.02 Form 8-K
Filed January 13, 2011
File No.: 333-88480

Greetings:

We are in receipt of the Commission’s letter of comment, dated January 14, 2011, and, on behalf of Ohr Pharmaceutical, Inc. (“Ohr” or the “Company”), have the responses set forth below.

Please be advised that the number of the following response correspond to the bulleted paragraphs in the Staff’s letter.

Form 8-K

Item 4.02

1.
Your disclosures provide little quantitative insight into the significance of your misstatements.  Please amend your filing to disclose, at least, an estimated range of the amount of the errors you have discovered to date that resulted in your determination that your financial statements filed for the quarterly period ended March 31, 2010 and June 30, 2010 should no longer be relied on.

Response: We will revise this Item to disclose the matters noted above in a Form 8-K/A to be filed concurrently with this letter.  The errors in the financial statements filed for the quarterly periods ended March 31, 2010 and June 30, 2010 will be quantified and disclosed pursuant to the requirements of the Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections.

I enclose a statement from the Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and

488 Madison Avenue • New York, N.Y. 10022 • Phone (212) 736-1000 • (212) 478-7200
Fax (212) 478-7400 • Email: thefirm@hahnhessen.com

January 20, 2011

•	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information.  We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

James Kardon

Enclosures
cc:	Irach Taraporewala, Chief Executive Officer Joe Cascarone

ACKNOWLEDGEMENT OF PRINCIPAL EXECUTIVE OFFICER

In connection with the accompanying response letter to the Commission’s letter of comment to Ohr Pharmaceutical, Inc.’s Form 8-K dated January 13, 2011 (the “Filing”), dated January 14, 2011 (the “Response Letter”), the undersigned, Irach Taraporewala, Chief Executive Officer of Ohr Pharmaceutical, Inc. (the “Company”), hereby acknowledges on behalf of the Company that:

(1)           The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

(2)           Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(3)           The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 20, 2011	/s/Irach Taraporewala
	Name:	Irach Taraporewala
	Title:	Chief Executive Officer